TCC SECURITIES, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS
DECEMBER 31, 2023

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
FINANCIAL STATEMENS AND ADDITIONAL INFORMATION
AND REPORTS OF INDEPENDENT REGISTERED ACCOUNTING
FIRM FOR THE YEAR ENDED DECEMBER 31, 2023

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68553

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCC SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

209 S. LaSalle Street Suite 625
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Denison	(312) 283-0803	thomas.denison@thechicagocorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso, and Farber, LLP
(Name – if individual, state last, first, and middle name)

230 W. Monroe St., Ste. 2300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Denison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TCC SECURITIES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
GEORGINA BARBA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires May 26, 2024

Signature: [signature]

Title: CEO, CFO, FinOp

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JESSER, RAVID, JASON, BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606
Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Member of
TCC Securities, LLC
Chicago, IL

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCC Securities, LLC as of December 31, 2023, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TCC Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TCC Securities, LLC's management. Our responsibility is to express an opinion on TCC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TCC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements, Computation for Determination of PAIB Reserve Requirements, and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3 (collectively referred to as the "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of TCC Securities, LLC's financial statements. The supplemental information is the responsibility of TCC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Kesner, Raird, Jason, Basso and Fowler, LLP

We have served as TCC Securities, LLC's auditor since 2022.

Chicago, IL

February 21, 2024

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$ 103,258
Total assets	$ 103,258

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 0
Due to The Chicago Corporation	8,105
Total liabilities	8,105
Member's Capital	95,153
Total liabilities and member's capital	$ 103,258

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Fees	$ 1,447,500	
Reimbursements	35,800	
Total income		$ 1,483,300
Expenses		
Compensation and related benefits	1,033,064	
Communications	6,705	
Occupancy	11,349	
Management fees	359,211	
Professional fees	14,157	
Administrative expenses	13,616	
Other operating expenses	38,280	
Total expenses		1,476,382
Net income		$ 6,918

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

	Total Member's Capital
Balance January 1, 2023	$ 88,235
Plus: Net income for the year ended December 31, 2023	6,918
Balance December 31, 2023	$ 95,153

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash Flows From (Used In) Operating Activities:		
Net income		$ 6,918
Changes in assets and liabilities:		
Due from The Chicago Corporation	$ -0-	
Accounts payable and accrued expenses	- 53	
Due to The Chicago Corporation	7,553	
Net cash from operating activities		14,418
Cash Flows From (Used In) Investing Activities:		-0-
Cash Flows From (Used In) Financing Activities:		-0-
Net increase in cash		14,418
Cash at beginning of year		88,840
Cash at end of year		$ 103,258

Supplement Information:

Cash paid for the following during the year	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

TCC SECURITIES, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company was formed on February 23, 2010 as a Limited Liability Company under the provisions of the Delaware Limited Liability Company Act.

The term of the Company is perpetual unless and until dissolved in accordance with state law whenever deemed appropriate at the sole discretion of the managers.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on January 5, 2011.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions.

The Company is wholly owned by The Chicago Corporation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2023, the Company had no amount in excess of the federally insured limit. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition
Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed.

Revenues from fees arising from mergers, acquisitions and other corporate reorganization transactions are recorded as success fees based on the achievement of a criteria agreed upon with the client (such as closing of the transaction when all performance obligations to the client have been completed and the fees have been received.)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
Accounts receivable are stated at face amount net of any allowance for credit losses for possible uncollectible amounts.

Property and Equipment
Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Income Taxes
The Company is wholly owned by The Chicago Corporation and any taxable income of the Company flows through to the member and is reported on the income tax return of the sole member.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The earliest year that the Company is subject to examination by tax authorities is the year ended December 31, 2020.

Adoption of New Accounting Principle with Respect to Credit Losses

As of January 1, 2023, the Company adopted a new accounting standard under US GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including accounts receivable, contract assets, and notes and loans receivable from officers, owners, and employees.

The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of member’s capital as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to member’s capital as of January 1, 2023.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain “net capital” equivalent to $5,000 or 6 2/3% of “aggregate indebtedness”, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2023, the Company had net capital and net capital requirements of $95,153 and $5,000, respectively. The net capital rule may effectively restrict the payment of member capital withdrawals.

NOTE 4 EXEMPTION FROM SEC RULE 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

NOTE 5 RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing and management agreement, the Company engages in transactions with the sole member.

During the year ended, December 31, 2023, the sole member provided office rent, office supplies, IT and communications, administrative and other professional services to the Company based upon percentages as defined in the agreement.

Purchases for these various services were $26,258 for the year ended December 31, 2023. In addition, the sole member makes certain direct payments for expenses on behalf of the Company for various administrative and professional expenses paid by the sole member on behalf of the Company. Reimbursement by the Company to the sole member for these expenses was $5,778 for the year ended December 31, 2023

In addition, the sole member currently reimburses the Company $400 per month for each registered representative of the Company. Reimbursements received from the sole member under the arrangement were $35,800 for the year ended December 31, 2023.

Pursuant to the terms of the agreement, the Company pays the sole member a monthly management fee equal to ninety percent (90%) of net income (exclusive of the management fee) only in months that have net income. During the year ended December 31, 2023, the Company incurred $359,211 in management fees to the sole member.

NOTE 5 RELATED PARTY TRANSACTIONS (Continued)

At December 31, 2023, there was $8,105 due to the sole member as a result of these transactions.

NOTE 6 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 21, 2024, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Company Name TCC Securities, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2023

Computation of net capital				
Total member's equity			$	95,153
Deduct member's equity not allowable for Net Capital				-
Total member's equity qualified for net capital				95,153
Deductions and /or charges:				
Nonallowable assets:				
Other	$	0		
Furniture and equipment		0		0
Net capital before haircuts on securities positions				95,153
Haircuts on securities:				
Trading and investment securities:				
Other securities		-		-
Net capital			$	95,153
Computation of basic capital requirement				
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)				5,000
Net capital in excess of net capital requirement			$	90,153
Computation of aggregate indebtedness				
Aggregate indebtedness			$	8,105
Ratio of aggregate indebtedness to net capital			%	8.52

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2023.

Company Name TCC Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2023

The Company did not handle any customer cash or securities during the year ended December 31, 2023 and does not have any customer accounts.

Company Name TCC Securities, LLC

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2023

The Company did not handle any customer cash or securities during the year ended December 31, 2023 and does not have any customer accounts.

Company Name TCC Securities, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2023

The Company did not handle any customer cash or securities during the year ended December 31, 2023 and does not have any customer accounts.

JESSER, RAVID, JASON, BASSO AND FARBER LLP

230 W. Monroe St., Suite 2300
Chicago, IL 60606
Office: (312) 782-4710
Fax: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION FROM SEC RULE 15c3-3

To the Member of
TCC Securities, LLC
Chicago, IL

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5 ("Management's Exemption Report"), in which (1) TCC Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) TCC Securities, LLC is filing Management's Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because TCC Securities, LLC limits its business activities exclusively to assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions. In addition, TCC Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to TCC Securities, LLC; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TCC Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TCC Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon TCC Securities, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 21, 2024

TCC Securities, LLC
209 South LaSalle Street
Suite 625
Chicago, IL 60604
312.283.0803

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

TCC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. I 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.I 7a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. I 5c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.1 7a-5 because the Company limits its business activities exclusively to, private placement of securities and merger and acquisition advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted or effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule I 5c3-3) throughout the most recent fiscal year without exception.

I, Thomas C. Denison, swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: CEO

Date: February 21, 2024